UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13A - 16 OR 15D - 16 OF
THE SECURITIES EXCHANGE ACT OF 1934

03 March 2014
Commission File No. 001-32846

____________________________

CRH public limited company
(Translation of registrant's name into English)

____________________________

Belgard Castle, Clondalkin,

Dublin 22, Ireland.

(Address of principal executive offices)

____________________________

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F
X
Form 40-F___

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by
Regulation S-T Rule 101(b)(1):
_________

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by
Regulation S-T Rule 101(b)(7):________

Notification of Transactions of (1) Persons Discharging Managerial Responsibility and (2) Persons closely associated with Persons Discharging Managerial Responsibility

This form is intended for use by an issuer making a notification required by Rules 7.2 and 7.3 of the
Central Bank of Ireland's Market Abuse Rules
in relation to a person falling within either of the above categories of individual. These categories are defined in Regulation 12 (8) of the Market Abuse (Directive 2003/6/EC) Regulations 2005 and are detailed as part of this form
.
All relevant boxes should be completed in block capital letters.

1	Name of the Issuer CRH plc	2	Name of person discharging managerial responsibilities Albert Manifold
3	State whether notification relates to a person closely associated with a person discharging managerial responsibilities named in 2 and identify the connected person No	4	Indicate whether the notification is in respect of a holding of the person referred to in 2 or 3 above or in respect of a non-beneficial interest Albert Manifold
5	Description of shares or derivatives or other financial instruments linked to them Ordinary Shares of €0.32 each	6
Name of registered shareholder(s) and, if more than one, number of shares or derivatives or other financial instruments linked to them, held by each shareholder

Albert Manifold                                            51,677
AC Employee Benefit                                     2,165
Trustees Limited Acct CRG

7	State the nature of the transaction Sale of Shares	8	Number of shares, derivatives or other financial instruments linked to them acquired (i) Not Applicable
9	Number of shares, derivatives or other financial instruments linked to them disposed of 16,183	10	Price per share or derivative or other financial instrument linked to them or value of transaction €21.25
11	Date and place of transaction 28th February 2014; Dublin	12	Date issuer informed of transaction 28th February 2014
13	Any additional information Not Applicable	14	Name of contact and telephone number for queries Neil Colgan +353 1 6344340
	Person authorised on behalf of the issuer responsible for making the notification Neil Colgan Date of notification 03rd March 2014
Information required under Irish Stock Exchange Listing Rule 6.10

The following additional information is required to be disclosed under ISE Listing Rule 6.10 in respect of interests in securities of a director or secretary or their connected persons. An issuer is not being required to submit the information below to the Central Bank in respect of any PDMR who is also a director/secretary/connected persons.

15	Name of director or secretary (if not required to be stated in box 2) Not Applicable	16	State whether the notification relates to a single transaction being notified in accordance with the Market Abuse Rules and ISE LR 6.10 Yes
17	Description of class of share Ordinary Shares of €0.32 each	18	Percentage of issued class acquired (treasury shares of that class should not be taken into account when calculating percentage) Not Applicable
19	Percentage of issued class disposed (treasury shares of that class should not be taken into account when calculating percentage) 0.002204%	20	Total holding following notification and total percentage holding following notification (any treasury shares should not be taken into account when calculating percentage) 53,842; 0.007333%
If a person whose interests are required to be disclosed under ISE Listing Rule 6.10 has been granted options by the issuer, please complete the following boxes:

21	Date of grant Not Applicable	22	Period during which or date on which it can be exercised Not Applicable
23	Total amount paid (if any) for grant of the option Not Applicable	24	Description of shares involved (class and number) Not Applicable
25	Exercise price (if fixed at time of grant) or indication that the price is to be fixed at the time of exercise Not Applicable	26	Total number of shares over which options are held following notification Not Applicable
Name and signature of duly designated officer of issuer responsible for making notification ____________________ Neil Colgan Date of notification 03rd March 2014

The duly designated officer of the issuer responsible for making this notification acknowledges and confirms that he/she is aware that the information as has been provided in response to the questions 15 to 26 above is not information which has been required by or which has been requested by the Central Bank, and is information which is required to be provided to the Irish Stock Exchange only.

Notification of Transactions of (1) Persons Discharging Managerial Responsibility and (2) Persons closely associated with Persons Discharging Managerial Responsibility

This form is intended for use by an issuer making a notification required by Rules 7.2 and 7.3 of the
Central Bank of Ireland's Market Abuse Rules
in relation to a person falling within either of the above categories of individual. These categories are defined in Regulation 12 (8) of the Market Abuse (Directive 2003/6/EC) Regulations 2005 and are detailed as part of this form.
All relevant boxes should be completed in block capital letters.

1	Name of the Issuer CRH plc	2	Name of person discharging managerial responsibilities Neil Colgan
3	State whether notification relates to a person closely associated with a person discharging managerial responsibilities named in 2 and identify the connected person Yes, Spouse	4	Indicate whether the notification is in respect of a holding of the person referred to in 2 or 3 above or in respect of a non-beneficial interest Spouse
5	Description of shares or derivatives or other financial instruments linked to them Ordinary Shares of €0.32 each	6
Name of registered shareholder(s) and, if more than one, number of shares or derivatives or other financial instruments linked to them, held by each shareholder

Neil Colgan                                                                      800
Joan Duffy                                                                     9,872
AC Employee Benefit                                                   2,163
Trustees Limited Acct CRG

7	State the nature of the transaction Sale of Shares	8	Number of shares, derivatives or other financial instruments linked to them acquired Not Applicable
9	Number of shares, derivatives or other financial instruments linked to them disposed of 2,525	10	Price per share or derivative or other financial instrument linked to them or value of transaction €21.25
11	Date and place of transaction 28th February 2014; Dublin	12	Date issuer informed of transaction 28th February 2014
13	Any additional information Not Applicable	14	Name of contact and telephone number for queries Neil Colgan +353 1 6344340
	Person authorised on behalf of the issuer responsible for making the notification Neil Colgan Date of notification 03rd March 2014
Information required under Irish Stock Exchange Listing Rule 6.10

The following additional information is required to be disclosed under ISE Listing Rule 6.10 in respect of interests in securities of a director or secretary or their connected persons. An issuer is not being required to submit the information below to the Central Bank in respect of any PDMR who is also a director/secretary/connected persons.

15	Name of director or secretary (if not required to be stated in box 2) Not Applicable	16	State whether the notification relates to a single transaction being notified in accordance with the Market Abuse Rules and ISE LR 6.10 Yes
17	Description of class of share Ordinary shares of €0.32 each	18	Percentage of issued class acquired (treasury shares of that class should not be taken into account when calculating percentage) Not Applicable
19	Percentage of issued class disposed (treasury shares of that class should not be taken into account when calculating percentage) 0.000343%	20	Total holding following notification and total percentage holding following notification (any treasury shares should not be taken into account when calculating percentage) 12,835; 0.001748%
If a person whose interests are required to be disclosed under ISE Listing Rule 6.10 has been granted options by the issuer, please complete the following boxes
:

21	Date of Grant Not Applicable	22	Period during which or date on which it can be exercised Not Applicable
23	Total amount paid (if any) for grant of the option Not Applicable	24	Description of shares involved (class and number) Not Applicable
25	Exercise price (if fixed at time of grant) or indication that the price is to be fixed at the time of exercise Not Applicable	26	Total number of shares over which options are held following notification Not Applicable
Name and signature of duly designated officer of issuer responsible for making notification ____________________ Neil Colgan Date of notification 03rd March 2014

The duly designated officer of the issuer responsible for making this notification acknowledges and confirms that he/she is aware that the information as has been provided in response to the questions 15 to 26 above is not information which has been required by or which has been requested by the Central Bank, and is information which is required to be provided to the Irish Stock Exchange only.

CRH public limited company
(Registrant)

Date: 03 March 2014

By:___/s/Maeve Carton___
M. Carton
Finance Director